ShiftPixy, Inc.

November 25, 2016

Mr. Brian Hough

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-7010

Re: ShiftPixy, Inc.

Offering Statement on Form 1-A

Initially Filed May 31, 2016

File No. 024-10557

Dear Mr. Hough,

We hereby request qualification of the above Offering Statement on Form 1-A to Monday, November 28, 2016 at 5 p.m., or such later time or date as is practical.

Thank you for your consideration.

ShiftPixy, Inc. Sincerely,

By:	/s/ Scott W. Absher
Scott W. Absher
President